FORM 6-K/A

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2002

                          GRANITE MORTGAGES 01-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

The registrants have caused this amended report to be filed pursuant to Rule 12b-15 in order to amend the arrears analysis of non-repossessed mortgage loans contained in the report filed on 26 September 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                       GRANITE MORTGAGES 01-2 PLC


                                       By:          /s/ Clive Rakestrow
                                              -------------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title: Director

Date: 25 November 2002

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:          /s/ Nigel Charles Bradley
                                              -------------------------------
                                       Name:  Nigel Charles Bradley
                                       Title: Director

Date: 25 November 2002

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:          /s/ Richard Gough
                                              -----------------------
                                       Name:  Richard Gough
                                       Title: Director

Date: 25 November 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 01-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 August 2002 - 31 August 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
-------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                      81,707

Current Balance                                             (pound)4,973,190,800

Last Months Closing Trust Assets                            (pound)5,214,106,923

Funding share                                               (pound)4,680,007,918

Funding Share Percentage                                              94.10%

Seller Share                                                 (pound)293,182,882

Seller Share Percentage                                               5.90%

Minimum Seller Share (Amount)                                (pound)102,689,715

Minimum Seller Share (% of Total)                                     2.06%
-------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
                          Number           Principal ((pound))   Arrears ((pound))       By Principal (%)

< 1 Month                 81,083              4,938,750,929                   0                   99.31%

> = 1 < 3 Months             523                 28,658,192             214,628                    0.58%

> = 3 < 6 Months              83                  4,792,027             104,572                    0.10%

> = 6 < 9 Months              14                    769,173              39,303                    0.02%

> = 9 < 12 Months              2                     73,634               4,523                    0.00%

> = 12 Months                  2                    146,845               8,747                    0.00%

Total                     81,707              4,973,190,800             371,773                  100.00%
-------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------------------
                           Number         Principal ((pound))     Arrears ((pound))

Total (since inception)      3                 97,149                 11,004
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Properties in Possession                                                1

Number Brought Forward                                                  1

Repossessed                                                             0

Sold                                                                    2

Number Carried Forward                                                  0

Average Time from Possession to Sale                                   144

Average Arrears at Sale                                            (pound)973

MIG Claims Submitted                                                    2

MIG Claims Outstanding                                                  2

Average Time from Claim to Payment                                      0
-------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------
                                                Number       Principal ((pound))

Substituted this period                           0               (pound)0

Substituted to date (since 26 March 2001)      82,454       (pound)5,240,269,578
-------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------
                                               Monthly              Annualised

Current Month CPR Rate                          4.84%                 44.89%

Previous Month CPR Rate                         4.51%                 42.51%
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                          34.89

Weighted Average Remaining Term (by value) Years                      18.80

Average Loan Size                                              (pound)60,866

Weighted Average LTV (by value)                                       76.39%
-------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                               32.15%

Flexible - Together (by balance)                                      19.02%

Variable (by balance)                                                 48.83%

Tracker (by balance)                                                   0.00%

Total                                                                100.00%
-------------------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------
                           Number            % of Total          Value ((pound))             % of Total

East Anglia                2,255                2.76%              136,762,747                 2.75%

East Midlands              7,175                8.78%              388,903,521                 7.82%

Greater London            10,213               12.50%              879,757,453                17.69%

North                     14,291               17.49%              646,514,804                13.00%

North West                11,529               14.11%              606,729,278                12.20%

South East                12,673               15.51%              990,659,607                19.92%

South West                 5,695                6.97%              363,042,928                 7.30%

Wales                      3,136                3.84%              164,115,296                 3.30%

West Midlands              5,172                6.33%              302,867,320                 6.09%

Yorkshire                  9,568               11.71%              493,837,846                 9.93%

Total                     81,707                 100%            4,973,190,800                  100%
-------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------
                                                Number           Value ((pound))             % of Total

< 10%                                             310                 4,973,191                  0.10%

> = 10% < 20%                                     989                31,331,102                  0.63%

> = 20% < 30%                                   2,035                88,522,796                  1.78%

> = 30% < 40%                                   3,293               175,056,316                  3.52%

> = 40% < 50%                                   4,510               273,028,175                  5.49%

> = 50% < 60%                                   6,095               401,833,817                  8.08%

> = 60% < 70%                                   7,697               536,607,287                 10.79%

> = 70% < 80%                                  10,581               731,059,048                 14.70%

> = 80% < 90%                                  18,956             1,212,961,236                 24.39%

> = 90% < 95%                                  17,828             1,028,455,857                 20.68%

> = 95% < 100%                                  9,413               489,361,975                  9.84%

> = 100%                                            0                         0                  0.00%

Total                                          81,707             4,973,190,800                 100.0%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                     5.85%

Effective Date of Change                                          1 December 2001
-------------------------------------------------------------------------------------------------------------------

Notes       Granite Mortgages 01-2 plc

-------------------------------------------------------------------------------------------------------------------
                      Outstanding                   Rating           Reference Rate                Margin
                                               Moodys/S&P/Fitch

Series 1

A                     $ 1,050,000,000             Aaa/AAA/AAA             2.09%                    0.23%

B                       $ 43,500,000               Aa3/AA/AA              2.26%                    0.40%

C                       $58,000,000              Baa2/BBB/BBB             3.24%                    1.38%


Series 2

A                 (pound)500,000,000              Aaa/AAA/AAA             4.27%                    0.25%

B                 (pound)15,000,000                Aa3/AA/AA              4.44%                    0.42%

C                 (pound)20,000,000              Baa2/BBB/BBB             5.42%                    1.40%

D                 (pound)10,000,000               Ba2/BB+/BB+             8.62%                    4.60%
-------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding Share

Class B Notes ((pound)Equivalent)                                 (pound)45,000,000                 0.96%

Class C Notes ((pound)Equivalent)                                 (pound)60,000,000                 1.28%

Class D Notes                                                     (pound)10,000,000                 0.21%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 01-2 Reserve Fund Requirement                   (pound)20,000,000                 0.43%

Balance Brought Forward                                           (pound)20,000,000                 0.43%

Drawings this Period                                                   (pound)0                     0.00%

Reserve Fund Top-up this Period*                                       (pound)0                     0.00%

Excess Spread                                                          (pound)0                     0.00%

Current Balance                                                   (pound)20,000,000                 0.43%
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                           (pound)11,190,645                 0.24%

Funding Reserve %                                                           0.5%                     NA
-------------------------------------------------------------------------------------------------------------------